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                 July 14, 2021

       Orrin Shifrin
       Executive Vice President, General Counsel, and Secretary
       Equity Commonwealth
       Two North Riverside Plaza Suite 2100
       Chicago, IL 60606

                                                        Re: Equity Commonwealth
                                                            Registration
Statement on Form S-4
                                                            Filed on July 2,
2021
                                                            File No. 333-257626

       Dear Mr. Shifrin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at (202)551-3034 or Pam Howell at
(202)551-3357 with
       any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction
       cc:                                              Stuart A. Barr